U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-53105

       Form 10-K           Form 20-F          Form 11-K      X  Form 10-Q          Form 10-D          Form N-SAR            Form N-CSR

For period ended: September 30, 2010

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I   REGISTRANT INFORMATION

Clear Skies Solar, Inc.
Full Name of Registrant:
200 Old Country Road
Suite 610
Address of Principal Executive Office

Mineola, NY 11501-4241
City, State and Zip Code

PART II   RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box is appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

The Company is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2010 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Arthur Goldberg	516	282-7652
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

    X   Yes          No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          Yes   X   No

Clear Skies Solar, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 16, 2010

By:  /s/ Arthur Goldberg

       Name: Arthur Goldberg

       Title:  Chief Financial and Accounting Officer

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